UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                              (AMENDMENT NO. 1)


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       QUINTILES TRANSNATIONAL CORP.
                  ---------------------------------------
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  ---------------------------------------
                      (Title of Class of Securities)

                                748767 10 0
                  ---------------------------------------
                             (CUSIP Number)

                            Richard L. Muglia
                Skadden, Arps, Slate, Meagher & Flom LLP
                             25 Bucklersbury
                             London EC4N 8DA
                                 England
    -------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              March 12,  1997
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



                                SCHEDULE 13D

CUSIP NO. 748767 10 0

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HSBC Private Equity Investments Limited

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )
                                                                  (b) ( )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
                00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                 ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England

                   7  SOLE VOTING POWER

 NUMBER OF
  SHARES           8  SHARED VOTING POWER
 BENEFICIALLY           0
  OWNED BY
    EACH           9  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON
   WITH           10  SHARED DISPOSITIVE POWER
                       0

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                            ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0%

 14 TYPE OF REPORTING PERSON
                CO



                                SCHEDULE 13D

CUSIP NO. 748767 10 0

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HSBC Equity Limited

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
              00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                             ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England

                  7  SOLE VOTING POWER

 NUMBER OF
  SHARES         8  SHARED VOTING POWER
 BENEFICIALLY           0
  OWNED BY
   EACH          9  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON
   WITH         10  SHARED DISPOSITIVE POWER
                        0

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                          ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

 14 TYPE OF REPORTING PERSON
                CO




                                SCHEDULE 13D

CUSIP NO. 748767 10 0

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HSBC Private Equity Europe Limited

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
                00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                               ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England

                   7  SOLE VOTING POWER

 NUMBER OF
  SHARES           8  SHARED VOTING POWER
 BENEFICIALLY             0
  OWNED BY
   EACH           9  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON
   WITH          10  SHARED DISPOSITIVE POWER
                          0

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                      ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

 14 TYPE OF REPORTING PERSON
                CO




                                SCHEDULE 13D

CUSIP NO. 748767 10 0

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HSBC Investment Bank plc

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
                00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England

                   7  SOLE VOTING POWER

 NUMBER OF
  SHARES           8  SHARED VOTING POWER
 BENEFICIALLY            0
  OWNED BY
    EACH           9  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON
   WITH           10  SHARED DISPOSITIVE POWER
                         0

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                          ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

 14 TYPE OF REPORTING PERSON
                CO, IV




                                SCHEDULE 13D

CUSIP NO. 748767 10 0

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HSBC Investment Bank Holdings plc

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
                00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England

                   7  SOLE VOTING POWER

 NUMBER OF
  SHARES           8  SHARED VOTING POWER
 BENEFICIALLY           0
  OWNED BY
    EACH           9  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH          10  SHARED DISPOSITIVE POWER
                        0

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                            ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

 14 TYPE OF REPORTING PERSON
                CO, HC




                                SCHEDULE 13D

CUSIP NO. 748767 10 0

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HSBC Holdings plc

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
                00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England

                   7  SOLE VOTING POWER

 NUMBER OF
  SHARES           8  SHARED VOTING POWER
 BENEFICIALLY            0
  OWNED BY
    EACH           9  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON
   WITH           10  SHARED DISPOSITIVE POWER
                          0

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                         ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0%

 14 TYPE OF REPORTING PERSON
                CO, HC




                                SCHEDULE 13D

CUSIP NO. 748767 10 0

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Lloyds Development Capital Limited

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
                00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England

                 7  SOLE VOTING POWER
                       127,204
 NUMBER OF
  SHARES         8  SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY
   EACH          9  SOLE DISPOSITIVE POWER
 REPORTING             127,204
   PERSON
    WITH        10  SHARED DISPOSITIVE POWER


 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 127,204

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                           ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.4%

 14 TYPE OF REPORTING PERSON
                CO




                                SCHEDULE 13D

CUSIP NO. 748767 10 0

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                MSS Nominees Limited

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
                00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England

                  7  SOLE VOTING POWER
                       0
 NUMBER OF
  SHARES          8  SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY
   EACH           9  SOLE DISPOSITIVE POWER
 REPORTING              0
  PERSON
   WITH          10  SHARED DISPOSITIVE POWER


 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                           ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

 14 TYPE OF REPORTING PERSON
                CO




                                SCHEDULE 13D

CUSIP NO. 748767 10 0

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                General Accident Executor and Trustee Company Limited

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
                00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                 ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
                England

                   7  SOLE VOTING POWER
                       0
 NUMBER OF
  SHARES           8  SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY
    EACH           9  SOLE DISPOSITIVE POWER
 REPORTING                0
   PERSON
   WITH           10  SHARED DISPOSITIVE POWER


 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                        ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%

 14 TYPE OF REPORTING PERSON
                CO





                    This amendment No.1 (the "Amendment") amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on December 9, 1996, by HSBC Private Equity Investments Limited, HSBC Equity Limited, HSBC Private Equity Europe Limited, HSBC Investment Bank plc, HSBC Investment Bank Holdings plc, HSBC Holdings plc, Lloyds Development Capital Limited, MSS Nominees Limited, and General Accident Executor and Trustee Company Limited (together, the "Reporting Persons"), with respect to the shares of common stock, par value $0.01 per share ("Shares"), of Quintiles Transnational Corp., a North Carolina corporation (the "Company"). Unless otherwise stated herein, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

          ITEM 4.   PURPOSE OF TRANSACTION.

                    Item 4 is hereby amended and supplemented by adding the following after the last paragraph:

                    In accordance with the terms of the Registration Rights Agreement and the Orderly Marketing Agreement, the Company has filed (i) a registration statement on Form S-3 under the Securities Act on February 7, 1997 (File No. 333-21393), registering 4,600,000 Shares, which registration statement was amended by Amendment No.1 on February 12, 1997, and was declared effective on March 6, 1997, and (ii) a registration statement pursuant to Rule 462(b) under the Securities Act, increasing the amount of the Shares registered by 920,000 Shares, on March 6, 1997 (File No. 333-22921), which became effective upon filing (registration statements Nos. 333-213393 and 333-22921, as amended, collectively, the "Registration Statements"), registering an aggregate of 5,520,000 Shares, including the Shares owned by the Reporting Persons, to be sold in connection with a public offering (the "Offering") pursuant to the Underwriting Agreement (U.S. Version)(the "U.S. Underwriting Agreement") and the Underwriting Agreement (International Version)(the "International Agreement" and together with the U.S. Underwriting Agreement, the "Underwriting Agreements"), each dated as of March 6, 1997, by and among the Company, the selling shareholders named therein, including Reporting Persons (the "Selling Shareholders"), and the underwriters named therein (the "Underwriters"). Pursuant to each of the U.S. Underwriting Agreement and the International Underwriting Agreement, the Selling Shareholders agreed to sell, and the Underwriters agreed to purchase, up to 3,840,000 Shares and 960,000 Shares, respectively, and, at the election of the Underwriters, additional 576,000 Shares and 144,000 Shares, respectively, subject to the terms and conditions of each of the Underwriting Agreements.

                    A copy of each of the Underwriting Agreements is included as Exhibit 1.01 and Exhibit 1.02, respectively, to the Registration Statements.

                    The Company and the Reporting Persons have agreed, pursuant to a Lock-Up Agreement entered into as of February 9, 1997 (the "Lock-Up Agreement"), a copy of which is attached hereto as Exhibit 3 that, during the period beginning from the date of the Lock-Up Agreement and continuing to and including the date 90 days after the date of the prospectus relating to the Offering, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of such prospectus) which are substantially similar to the Shares or which are convertible into or exchangeable for securities which are substantially similar to the Shares, without the prior written consent of Goldman, Sachs & Co., except for the Shares offered in connection with the Offering.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    Item 5 is amended and supplemented by adding the following after the last paragraph:

                    Pursuant to the terms of the Underwriting
          Agreements, at the closing of the Offering in New York, New York, on March 12, 1997, each of the Reporting Persons sold to the Underwriters at the price of $60.355 per Share, the following amount of Shares, respectively:

          HSBC Private Equity Investments Limited      1,943,168
          Lloyds Development Capital Limited             300,000
          MSS Nominees Limited     (778170               140,467
          MSS Nominees Limited     (778549)              561,948
          MSS Nominees Limited     (778392)               47,748
          MSS Nominees Limited     (778979)               62,746
          General Accident Executor and
            Trustee Company Limited (H715)               187,316
          General Accident Executor and
            Trustee Company Limited (H716)                46,848

                    As the result of the Offering, the Reporting
          Persons, as a group, ceased to be beneficial owners of more than five percent of Shares, as of March 12, 1997.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    Item 6 is hereby amended and restated in its entirety as follows:

                    In connection with the Offering, each of the Reporting Persons entered into a Power of Attorney, each dated February 27, 1997, appointing each of Ian M. Forrest and Christopher M. Masterson severally as attorneys-in-fact, to take actions and execute documents, including the Underwriting Agreements, on behalf of such Reporting Person relating to the sale of the Shares owned by such Reporting Person. Each of the Reporting Persons also entered into a Custody Agreement, each dated February 27, 1997, with First Union National Bank of North Carolina, as custodian, whereby each Reporting Person deposited with the custodian the share certificates representing the Shares to be sold in the Offering by such Person.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    Item 7 is amended and supplemented as follows:

                    Exhibit   Description

                    3 Lock-Up Letter, dated as of February 9, 1997, by and among the Company, the Underwriters and the Reporting Persons


                                   SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: March 14, 1997

                                   HSBC Private Equity
                                   Investments Limited

                                   By:   /s/ Vincent G. O'Brien
                                       --------------------------
                                        Title: Finance Director

                                   HSBC Equity Limited

                                   By:   /s/ Vincent G. O'Brien
                                       --------------------------
                                        Title: Finance Director

                                   HSBC Private Equity Europe Limited

                                   By:   /s/ Vincent G. O'Brien
                                       --------------------------
                                        Title: Finance Director

                                   HSBC Investment Bank Plc

                                   By:   /s/ Richard W. Quinn
                                       -------------------------
                                        Title: Company Secretary

                                   HSBC Investment Bank Holdings Plc

                                   By:   /s/ Richard W. Quinn
                                       -------------------------
                                        Title: Company Secretary

                                   HSBC Holdings Plc

                                   By:   /s/ Ralph G. Barber
                                       --------------------------
                                        Title: Company Secretary

                                   Lloyds Development Capital Limited

                                   By:   /s/ Patrick Sellers
                                       --------------------------
                                        Title: Director

                                   MSS Nominees Limited

                                   By:   /s/ Shawn Bryant
                                       --------------------------
                                        Title: Company Secretary

                                   General Accident Executor and
                                     Trustee Company Limited

                                   By:   /s/ R.A. Whitaker
                                       --------------------------
                                        Title: Group Secretary